___________________

Form 6-K
___________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.
Form 6-K
TABLE OF CONTEN

Description	Page
Signature	3
Exhibit 99.1 — Fourth Quarter and Fiscal Year 2009 Earnings Release Dated March 4, 2010	4
Exhibit 99.2 — 2009 Fourth Quarter and Fiscal Year Results Presentation Dated March 4, 2010	17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: March 4, 2010

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS

SHANGHAI, PRC — March 4, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter 2009 Highlights:

•	Net revenue was RMB276.0 million (US$40.4 million), compared to RMB290.2 million in the third quarter 2009 and RMB353.1 million in the fourth quarter 2008.

•
Gross profit was RMB231.6 million (US$33.9 million), compared to RMB244.8 million in the third quarter 2009 and RMB296.5 million in the fourth quarter 2008.  Gross profit margin for the fourth quarter 2009 was 83.9%.

•
Net income attributable to the Company’s shareholders was RMB197.8 million (US$29.0 million), compared to RMB197.7 million in the third quarter 2009 and RMB290.3 million in the fourth quarter 2008.  The margin of net income attributable to the Company’s shareholders for the fourth quarter 2009 was 71.7%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.87 (US$0.13) and RMB0.85 (US$0.12), respectively, compared to basic and diluted earnings per ADS of RMB1.26 and RMB1.23, respectively, for the fourth quarter 2008, and basic and diluted earnings per ADS of RMB0.87 and RMB0.84, respectively, for the third quarter 2009.  Each ADS represents one ordinary share.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB204.5 million (US$30.0 million), compared to RMB205.4 million in the third quarter 2009 and RMB298.3 million in the fourth quarter 2008.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 74.1%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB0.90 (US$0.13) and RMB0.87 (US$0.13), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.29 and RMB1.26, respectively, for the fourth quarter 2008, and basic and diluted non-GAAP earnings per ADS of RMB0.91 and RMB0.88, respectively, for the third quarter 2009.

•	Active Paying Accounts (“APA”) for online games[1] in the fourth quarter 2009 reached 1,138,000, an increase of 2.7% from the third quarter 2009 and a decrease of 11.8% from the fourth quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB240.5, a decrease of 7.3% from the third quarter 2009 and a decrease of 11.8% from the fourth quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 485,000, an increase of 14.0% from the third quarter 2009 and a decrease of 12.7% from the fourth quarter 2008.

1 Online games include nine games that are currently operated by the Company.

FOR IMMEDIATE RELEASE

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,391,000, an increase of 8.6% from the third quarter 2009 and a decrease of 7.6% from the fourth quarter 2008.

Fiscal Year 2009 Highlights:

Compared to fiscal year 2008 results,

•	Net revenue decreased 18.2% to RMB1,303.8 million (US$191.0 million).

•	Gross profit decreased 20.1% to RMB1,099.8 million (US$161.1 million).

•	Net income attributable to the Company’s shareholders decreased 22.8% to RMB859.3 million (US$125.9 million).

•	Basic and diluted net income per ADS decreased 18.3% and 18.3%, respectively, to RMB3.80 (US$0.56) and RMB3.67 (US$0.54), respectively.

•	Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation decreased 23.3% to RMB889.9 million (US$130.4 million).

•	Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS decreased 18.8% and 18.8%, respectively, to RMB3.93 (US$0.58) and RMB3.80 (US$0.56), respectively.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “Although our financial results in the second half of 2009 were adversely impacted by the cancellation of ‘Treasure Box’ monetization features within ZT Online, we are beginning to see signs of recovery in our key performance metrics driven by our segmentation strategy and commitment to innovative gameplay.  Since the launch of limited closed beta testing in October 2009, our ZT Online Green Edition has quickly gained traction among China’s online gamers and has achieved robust ACU and PCU levels.  Ongoing enhancements and the addition of new features to ZT Online have also helped stabilize user levels and contributed to a rebound in players within our flagship game.

“While our strategic initiatives to reach a broader, more diverse audience will ultimately improve the vitality and sustainability of the ZT Online family of games, we are also actively developing new potential growth drivers through our pipeline, partnerships and licensing opportunities.  In recent months, we have partnered with Astrum Nival to expand ZT Online’s geographic footprint into Russia and bolstered our own game pipeline by becoming the exclusive operator of Allods Online in China.  With a healthy ZT Online series and a number of new products slated for release in the coming year, we believe the first quarter of 2010 will lay the foundation for a return to sustainable growth in 2010.”

Fourth Quarter and Fiscal Year 2009 Unaudited Financial Results

Net Revenue.  Net revenue for the fourth quarter 2009 was RMB276.0 million (US$40.4 million), representing a 4.9% decrease from RMB290.2 million in the third quarter 2009 and a 21.8% decrease from RMB353.1 million in the fourth quarter 2008.

FOR IMMEDIATE RELEASE

Net revenue decreased 18.2% to RMB1,303.8 million (US$191.0 million) for the fiscal year 2009, from RMB1,594.7 million in 2008.

Revenue from online games1 in the fourth quarter totaled RMB273.7 million (US$40.1 million), representing a decrease of 4.8% from RMB287.5 million in the third quarter 2009 and a 22.2% decrease from RMB351.9 million in the fourth quarter 2008.  Online game net revenue decreased sequentially and year-over-year quarterly as ZT Online experienced continued pressure from the cancellation of selected in-game monetization features, such as “Treasure Box,” during the third quarter 2009.

ACU for online games1 in the fourth quarter 2009 was 485,000, representing a 14.0% sequential increase and a 12.7% decrease over the fourth quarter 2008.  PCU for online games1 in the fourth quarter 2009 was 1,391,000, representing an 8.6% sequential increase and a 7.6% decrease over the fourth quarter 2008.  ACU and PCU were up on a sequential basis due to increased interest and usage for the newly launched games such as ZT Online Green Edition.  ARPU for online games1 in the fourth quarter 2009 decreased 7.3% sequentially and 11.8% year-over-year quarterly to RMB240.5.  The sequential decline in ARPU in the fourth quarter of 2009 is attributable to the launch of new games geared toward users with lower spending habits.  APA for online games1 in the fourth quarter 2009 increased 2.7% sequentially and decreased 11.8% from the fourth quarter 2008 to 1,138,000.  The sequential increase in APA is attributable to users subscribing for paying accounts within the Company’s newly launched games. The year-over-year quarterly decreases in operating metrics were primarily attributable to the cancellation of “Treasure Box” monetization features within ZT Online during the third quarter 2009.

Cost of Services.  Cost of services was RMB44.4 million (US$6.5 million), representing a decrease of 2.2% from the third quarter 2009 and a 21.6% decrease over the fourth quarter 2008.  The sequential decrease in cost of services was primarily due to a slight decrease in business tax and the Company’s continuous efforts to control operating costs such as IDC expenses.

Cost of services decreased 6.3% to RMB204.1 million (US$29.9 million) for the fiscal year 2009, from RMB217.9 million in 2008.  This decrease was primarily attributable to the decrease in business tax resulting from lower sales of prepaid game cards and more stringent cost control in IDC costs and other operating expenses.

Gross Profit and Gross Margin.  Gross profit for the fourth quarter 2009 was RMB231.6 million (US$33.9 million), representing a 5.4% sequential decrease and a 21.9% year-over-year quarterly decrease.  Gross margin for the fourth quarter 2009 was 83.9%, down slightly from 84.3% in the third quarter 2009 and in line with 84.0% in the fourth quarter 2008.

Gross profit fell to RMB1,099.8 million (US$161.1 million) for the fiscal year 2009, from RMB1,376.8 million in 2008, caused by the decrease in net revenue.  Gross margin for the fiscal year 2009 was 84.3%, compared with 86.3% in 2008.

Operating Expenses. Total operating expenses for the fourth quarter 2009 were RMB55.8 million (US$8.2 million), representing an increase of 5.0% from RMB53.1 million in the third quarter 2009 and a decline of 32.7% from RMB82.9 million in the fourth quarter 2008.  The sequential increase in operating expenses is mainly attributable to higher R&D expenditure and increased sales and marketing expenses.

FOR IMMEDIATE RELEASE

For the fiscal year 2009, total operating expenses decreased 34.9% to RMB265.9 million (US$39.0 million) from RMB408.8 million in 2008, as the Company raised the effectiveness and efficiency of marketing resources and cut back its sales and marketing spending.  Also, due to stringent cost controls, G&A expenses decreased in fiscal year 2009.  These decreases more than offset the increase in R&D spending, which was used to broaden the Company’s game pipeline.

Research and product development (“R&D”) expenses for the fourth quarter 2009 increased 12.2% sequentially to RMB27.5 million (US$4.0 million) from RMB24.5 million in the third quarter 2009 and 9.3% year-over-year quarterly from RMB25.2 million in the fourth quarter 2008.  The sequential rise in R&D expenses was mainly due to the increase in staff headcount as additional R&D talents were hired for the development of new game projects.  For the fiscal year 2009, R&D expenses increased 28.0% to RMB113.4 million (US$16.6 million) from RMB88.5 million in 2008 as the R&D department expanded to accommodate additional product development and existing game enhancements.

Sales and marketing (“S&M”) expenses were RMB34.8 million (US$5.1 million) in the fourth quarter 2009, up 14.5% sequentially from RMB30.4 million in the third quarter 2009, as the Company spent more on advertisements and marketing campaigns for the promotion of ZT Online Green Edition.  However, S&M expenses were down 23.4% year-over-year quarterly from RMB45.4 million in the fourth quarter 2008, as the Company exercised tighter cost controls over S&M liaison personnel and implemented more streamlined advertising campaigns compared to a year ago.  For fiscal year 2009, S&M expenses were RMB119.6 million (US$17.5 million), down 50.5% from RMB241.6 million for fiscal year 2008, as the Company enhanced the effectiveness and efficiency of its marketing expenditure throughout the year.

General and administrative expenses (“G&A”) for the fourth quarter 2009 were RMB33.2 million (US$4.9 million), up 23.3% sequentially from RMB26.9 million in the third quarter 2009, but down 20.7% from RMB41.8 million in the fourth quarter 2008.  The sequential rise was mainly caused by an increase in consulting fees and year-end human resources-related expenditures.  The year-over-year quarterly decrease in G&A expenses was mainly attributable to management’s strict control of expenses.  For fiscal year 2009, G&A expenses decreased 14.3% to RMB121.4 million (US$17.8 million) from RMB141.8 million in fiscal year 2008, caused by the decrease of consulting fees and option expenses due to the implementation of the accelerated amortization method.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB39.7 million (US$5.8 million) in the fourth quarter 2009.  This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.  The total financial incentive received for fiscal year 2009 increased to RMB88.5 million from RMB63.1 million in 2008.

Interest Income.  Interest income for the fourth quarter 2009 was RMB30.1 million (US$4.4 million), compared to RMB23.1 million in the third quarter 2009 and RMB41.3 million in the fourth quarter 2008.  The sequential increase in interest income was mainly due to the Company’s efforts to more efficiently manage short-term and held-to-maturity securities, while the year-over-year quarterly decrease was primarily caused by a decline in the market interest rate.

FOR IMMEDIATE RELEASE

For the fiscal year 2009, interest income decreased to RMB102.2 million (US$15.0 million) from RMB185.0 million in fiscal year 2008, which was mainly attributable to the decrease in market interest rates.

Income Tax.  Income tax expense for the fourth quarter 2009 was RMB15.3 million (US$2.2 million), compared to income tax expense of RMB18.1 million in the third quarter 2009 and income tax benefit of RMB34.9 million in the fourth quarter 2008.  Income tax expense for fiscal year 2009 was RMB85.1 million (US$ 12.5 million).

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the fourth quarter 2009 was RMB197.8 million (US$29.0 million), in line with RMB197.7 million in the third quarter 2009 and a year-over-year quarterly decrease of 31.9% from RMB290.3 million.  Net income declined from the same period last year as the Company remained in a transitional period following the cancellation of certain monetization features in ZT Online during the third quarter 2009.  The margin of net income attributable to the Company’s shareholders was 71.7% for the fourth quarter 2009, compared to 68.1% in the third quarter 2009 and 82.2% in the fourth quarter 2008.

For fiscal year 2009, net income attributable to the Company’s shareholders decreased 22.9% to RMB859.3 million (US$125.9 million), from RMB1,113.6 million in 2008.  Net income margin declined to 65.9% for the fiscal year 2009, as compared to 69.8% in 2008.

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of December 31, 2009, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,399.2 million (US$791.0 million), compared to RMB5,179.4 million as of September 30, 2009.  The sequential increase consists of cash generated by the Company’s operating business.

Share Repurchase Program.  In August 2009, the Board of Directors terminated the share repurchase plan authorized in August 2008 and approved a new share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs.  Under this share repurchase plan, the Company may repurchase its shares under one year, unless further extended or shortened by the Board of Directors within one year, as under the board resolution and as defined by SEC regulations. As of December 31, 2009, the Company had not repurchased any shares under this new plan.

Business Highlights and Outlook

ZT Online—The Company continued enhancing the original ZT Online by reducing redundant in-game tasks, upgrading the skill system, creating a new map, and introducing the baby-sitter system.  New shards were added in ZT Online Classic Edition that simplify certain gaming experiences, such as relieving the burden of redundant tasks and lowering the difficulty of acquiring certain equipment.  ZT Online Green Edition, which surpassed 200,000 PCU during limited closed beta testing with persistent accounts and monetization features, entered into closed beta testing and joint operation with Tencent at the end of December.  During closed beta testing, ZT Online Green Edition surpassed 300,000 PCU. The Company plans to launch open beta testing at the end of the first quarter 2010.

Giant Online—During the fourth quarter 2009, various new features such as a parenthood system and a robotic pet system were introduced.  Numerous in-game activities were added during the holiday season, and generated more interest from gamers.  The Company is now optimizing the state system and believes this will better cater to the current needs of gamers and stabilize the number of concurrent players.

King of Kings III—Since the fourth quarter 2009, King of Kings III has been under limited closed beta testing with persistent accounts and monetization features. During this phase, the Company unlocked higher character ranks and enhanced other content, in order to improve playability and user churn rates.  King of Kings III is currently scheduled to begin open beta testing near the beginning of the second quarter 2010.

ZT Online II—ZT Online II will feature greatly improved 2D technology and graphics with more vibrant colors and artwork.  The game will also incorporate a revised in-game economy, enriched task systems and new types of gameplay.  In January 2010, the Company conducted limited internal testing and plans to proceed to engineering testing at the end of the second quarter of 2010.

FOR IMMEDIATE RELEASE

Dragon Soul—Dragon Soul is a 3D ancient Chinese PK massively multiplayer online role playing game (“MMORPG”) developed by the Company’s internal R&D team based in Chengdu, Sichuan.  Efforts in the fourth quarter 2009 were focused on developing in-depth PVP gameplay for the state battle system, improving the server capacity and other game details.  In the first quarter, 2010, Dragon Soul began limited closed beta testing with persistent user accounts and monetization features.  Closed beta testing is expected to begin during the third quarter 2010.

The Golden Land—The Golden Land officially underwent limited closed beta testing with persistent accounts and monetization features in the fourth quarter 2009, with focus mainly on testing and enhancement of monetization features and gameplay associated with mid- and long-term in-game pursuits.  Currently, additional features are under development and a revised version is expected in the first quarter 2010.

Win@Giant Program—
~~●~~
XT Online—Since the start of limited closed beta testing with persistent user accounts and monetization features in the fourth quarter 2009, the Company has been continuously improving the interactive gameplay features and fine-tuning the economy system.  XT Online recently entered into the ultimate limited closed beta testing phase and is expected to unlock the new content for level 100 characters and undergo further beta testing to accommodate a larger scale of gamers.

~~●~~
My Sweetie—The Company continued to update the game, including festive content and activities during the holiday season.  The Company is also developing another version of My Sweetie that will feature combat and an upgraded client-end engine that supports full-screen play.  Instance dungeons are currently being added.

FOR IMMEDIATE RELEASE

Allods Online—Allods Online is a free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  The Company recently signed an exclusive agreement with Mail.Ru to operate Allods Online in mainland China.  Allods Online is currently operated in the Russian speaking markets, and is under closed beta testing in Europe and USA.  Over the coming months, Giant will localize and tailor the game to Chinese gamers’ preferences in advance of expected commercial launch in late 2010.

First Quarter 2010 Guidance—Throughout the fourth quarter 2009, the Company was encouraged by signs of increasing stability and positive growth momentum in the performance of ZT Online as the effects from the cancellation of “Treasure Box” diminished.  Supported by a strengthening ZT Online and expected contributions from new games such as ZT Online Green Edition, the Company anticipates a return to sustainable top-line growth in the first quarter 2010.  However, Giant does not expect profit to move in-line with revenues in the near term due to an expected reduction in contribution from certain non-operating factors such as financial incentive.

Conference Call

Giant’s senior management will host a conference call on March 4, 2010 at 8:00 pm (US Eastern Standard Time) / 5:00 pm (US Pacific Standard Time) / 9:00 am (Beijing Time on March 5) to discuss its fourth quarter and fiscal year 2009 financial results and recent business activity.  The conference call may be accessed by calling +1 866 272 9941 (for callers in the US), +86 (10) 800 852 1490 (for callers in Southern China), +86 (10) 152 1490 (for callers in Northern China) or
+1 617 213 8895 (for callers outside of the US and China) and entering pass code 51568491.

A recording of the conference call will be available starting 11: 00 pm (US Eastern Standard Time) on March 4, 2010, by calling +1 (888) 286 - 8010 (for callers in the US) or +1 (617) 801 - 6888 (for callers outside the US) and entering pass code 43196348.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8259, which was the noon buying rate as of December 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods.  Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

FOR IMMEDIATE RELEASE

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31,	September 30,	December 31,	December 31,
	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	290,260,391	197,735,865	197,785,813	28,975,785

Share-based compensation	8,009,045	7,640,287	6,710,277	983,061

Non-GAAP net income attributable to the Company’s shareholders:	298,269,436	205,376,152	204,496,090	29,958,846

Non-GAAP earnings per share:

Basic	1.29	0.91	0.90	0.13
Diluted	1.26	0.88	0.87	0.13

Weighted average ordinary shares:

Basic	230,589,753	226,453,309	226,732,894	226,732,894
Diluted	236,878,192	234,274,321	233,930,367	233,930,367

		For the year ended
	December 31,	December 31,	December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	1,113,588,154	859,313,746	125,890,175

Share-based compensation	46,131,574	30,575,391	4,479,320

Non-GAAP net income attributable to the Company’s shareholders:	1,159,719,728	889,889,136	130,369,495

Non-GAAP earnings per share:

Basic	4.84	3.93	0.58
Diluted	4.68	3.80	0.56

Weighted average ordinary shares:

Basic	239,458,633	226,278,227	226,278,227
Diluted	247,895,076	233,960,556	233,960,556

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments.  Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online II, Dragon Soul, and Allods Online.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2009 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the first quarter of 2010, the ability of ZT Online to attract players and extend its life cycle with the enhancement introduced in the fourth quarter 2009, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and is available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008.  Our actual results of operations for the fourth quarter and fiscal year 2009 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Michael Henson, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	September 30,	December 31,	December 31,
	2008	2009	2009	2009
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	1,696,272,856	854,016,847	1,097,155,269	160,734,155
Prepayments and other current assets	48,916,555	83,920,471	125,522,286	18,389,119
Accounts receivable	-	1,143,934	1,623,703	237,874
Due from a related party	-	-	3,592	526
Inventories	1,452,802	736,170	724,055	106,075
Deferred tax assets	117,590,965	69,577,691	75,893,065	11,118,397
Short-term investments	3,371,827,722	3,825,410,000	3,802,050,000	557,003,472

Total current assets	5,236,060,900	4,834,805,113	5,102,971,970	747,589,618

Non-current assets:
Property and equipment, net	213,905,124	187,574,442	178,669,982	26,175,300
Intangible assets, net	96,126,394	114,888,675	118,328,290	17,335,192
Goodwill	-	6,224,587	6,224,587	911,907
Available-for-sale securities	450,006,853	475,021,469	450,966,634	66,066,985
Held-to-maturity securities	-	500,000,000	500,000,000	73,250,414
Deferred tax assets	6,324,526	9,257,497	10,840,757	1,588,180
Other assets	-	85,239,597	84,659,968	12,402,755

Total non-current assets	766,362,897	1,378,206,267	1,349,690,218	197,730,733

Total assets	6,002,423,797	6,213,011,380	6,452,662,188	945,320,351

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	92,304,337	93,434,907	121,037,990	17,732,166
Advances from distributors	86,619,404	77,997,941	89,564,714	13,121,305
Deferred revenue	403,130,277	314,761,757	321,291,085	47,069,410
Unrecognized tax benefit	4,812,724	8,821,098	9,955,138	1,458,436
Tax payable	16,741,580	1,011,813	5,384,702	788,863
Deferred tax liability	25,686,020	119,016	214,339	31,401

Total current liabilities	629,294,342	496,146,532	547,447,968	80,201,581

Non-current liabilities:
Deferred tax liability	-	-	420,947	61,669

Total non-current liabilities	-	-	420,947	61,669

Total liabilities	629,294,342	496,146,532	547,868,915	80,263,250

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2008, September 30, 2009 and December 31,2009 respectively; 263,110,626 shares issued and 227,018,426 shares outstanding at December 31,2008, 263,110,626 shares issued and 226,441,541 shares outstanding at September 30,2009, 263,110,626 shares issued and 226,819,007 shares outstanding at December 31, 2009)	417	417	417	61
Additional paid-in capital	5,985,416,631	6,024,441,066	6,036,189,677	884,306,784
Statutory reserves	43,890,273	43,890,273	43,890,273	6,429,961
Accumulated other comprehensive loss	(167,236,828)	(188,444,945)	(212,770,129)	(31,171,000)
Retained earnings (accumulated losses)	1,625,004,920	2,008,880,649	2,206,666,461	323,278,463
Treasury stock	(2,113,945,958)	(2,176,792,033)	(2,176,792,033)	(318,901,835)

Total shareholders’ equity	5,373,129,455	5,711,975,427	5,897,184,666	863,942,434

Non controlling interest	-	4,889,421	7,608,607	1,114,667

Total equity	5,373,129,455	5,716,864,848	5,904,793,273	865,057,101

Total liability and shareholders’ equity	6,002,423,797	6,213,011,380	6,452,662,188	945,320,351

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended
	December 31	December 31	December 31
	2008	2009	2009
	(RMB)	(RMB)	(US$)
	Audited	Unaudited	Unaudited
Net revenue:
Online game	1,589,675,915	1,293,018,121	189,428,225
Overseas licensing revenue	4,391,427	10,687,252	1,565,691
Other revenue, net	612,444	130,074	19,056

Total net revenue	1,594,679,786	1,303,835,447	191,012,972

Cost of services	(217,899,466)	(204,069,659)	(29,896,374)

Gross profit	1,376,780,320	1,099,765,788	161,116,598

Operating (expenses) income:
Research and product development expenses	(88,539,393)	(113,354,460)	(16,606,522)
Sales and marketing expenses	(241,575,189)	(119,600,377)	(17,521,554)
General and administrative expenses	(141,785,677)	(121,446,102)	(17,791,954)
Government financial incentives	63,084,300	88,460,000	12,959,463

Total operating expenses	(408,815,959)	(265,940,939)	(38,960,567)

Income from operations	967,964,361	833,824,849	122,156,031

Interest income	184,963,678	102,200,467	14,972,453
Other (expense) income, net	(842,825)	14,024,846	2,054,652
Investment income (loss)	1,171,241	(5,970,899)	(874,742)
Unrealized loss on investment held-for-trading	(300,493)	-	-

Income before income tax expenses	1,152,955,962	944,079,263	138,308,394

Income tax expense	(39,367,808)	(85,060,010)	(12,461,362)

Net income	1,113,588,154	859,019,253	125,847,032

Net loss attributable to non controlling interest	-	294,493	43,143

Net income attributable to the Company’s shareholders	1,113,588,154	859,313,746	125,890,175

Other comprehensive loss, net of tax
Foreign currency translation	(192,424,438)	(12,768,786)	(1,870,638)
Reclassification adjustment	-	(1,813,513)	(265,681)
Unrealized holding gain (loss)	76,969,037	(30,951,003)	(4,534,348)

Total other comprehensive loss, net of tax	(115,455,401)	(45,533,302)	(6,670,667)

Comprehensive income	998,132,753	813,780,444	119,219,508
Earnings per share:

Basic	4.65	3.80	0.56
Diluted	4.49	3.67	0.54

Weighted average ordinary shares:

Basic	239,458,633	226,278,227	226,278,227
Diluted	247,895,076	233,960,556	233,960,556

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	December 31	September 30	December 31	December 31
	2008	2009	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	351,851,278	287,546,644	273,743,227	40,103,609
Overseas licensing revenue	1,221,708	2,640,216	2,269,980	332,554
Other revenue, net	52,654	14,031	11,225	1,644

Total net revenue	353,125,640	290,200,891	276,024,432	40,437,807

Cost of services	(56,662,035)	(45,436,528)	(44,440,785)	(6,510,612)

Gross profit	296,463,605	244,764,363	231,583,647	33,927,195

Operating (expenses) income:
Research and product development expenses	(25,185,542)	(24,538,213)	(27,538,052)	(4,034,347)
Sales and marketing expenses	(45,405,004)	(30,394,878)	(34,802,464)	(5,098,590)
General and administrative expenses	(41,824,995)	(26,915,756)	(33,174,412)	(4,860,079)
Government financial incentives	29,516,000	28,730,000	39,730,000	5,820,478

Total operating expenses	(82,899,541)	(53,118,847)	(55,784,928)	(8,172,538)

Income from operations	213,564,064	191,645,516	175,798,719	25,754,657

Interest income	41,258,109	23,102,435	30,069,886	4,405,263
Other income (expense), net	791,245	748,786	7,200,020	1,054,809
Unrealized loss on investment held-for-trading	(300,493)	-	-	-

Income before income tax expenses	255,312,926	215,496,738	213,068,625	31,214,730

Income tax benefit/(expense)	34,947,465	(18,051,287)	(15,258,628)	(2,235,402)

Net Income	290,260,391	197,445,451	197,809,997	28,979,328

Net loss(income) attributable to non controlling interest	-	290,415	(24,185)	(3,543)

Net income attributable to the Company’s shareholders	290,260,391	197,735,865	197,785,812	28,975,785

Other comprehensive loss, net of tax
Foreign currency translation	62,158,879	(3,107,122)	(328,105)	(48,068)
Reclassification adjustment	-	(1,813,513)	-	-
Unrealized holding gain (loss)	5,124,455	(1,116,473)	(23,997,079)	(3,515,592)

Total other comprehensive loss, net of tax	67,283,334	(6,037,108)	(24,325,184)	(3,563,660)

Comprehensive income	357,543,725	191,698,757	173,460,628	25,412,125
Earnings per share:

Basic	1.26	0.87	0.87	0.13
Diluted	1.23	0.84	0.85	0.12

Weighted average ordinary shares:

Basic	230,589,753	226,453,309	226,732,894	226,732,894
Diluted	236,878,192	234,274,321	233,930,367	233,930,367

Exhibit 99.2

GIANT

2009 Fourth Quarter and Fiscal Year Results Presentation

March 4, 2010

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$1.7 Billion** *March 4, 2010*
Fully Diluted Shares:	**Approximately 234 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 3,100 including 1,550 liaison personnel**
Investor Information:	**www.ga-me.com**

GA
LISTED
NYSE

© 2010 Giant Interactive Group, Inc. All Rights Reserved
4

Key Operational and Financial Highlights

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics

Active Paying Accounts (APA)
Accounts in Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,447
1,760
937
1,290
1,236
1,204
1,108
1,138
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Average Concurrent Users (ACU)
Users in Thousands
700
600
500
400
300
200
100
0
546
620
543
556
531
453
426
485
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Average Revenue per User (ARPU)
RMB
400
350
300
250
200
150
100
50
0
325
286
282
273
300
300
259
241
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Peak Concurrent Users (PCU)
Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,646
2,339
1,578
1,505
1,572
1,440
1,281
1,391
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

- 4Q09 figures include nine games
- 3Q09 figures include six games
- 3Q08 to 2Q09 figures include four games
- Prior figures include three games

© 2010 Giant Interactive Group, Inc. All Rights Reserved

6

Solid Profitability and High Margins

Net Revenue
US Dollars in millions
80
70
60
50
40
30
20
10
0
67.3
73.6
39.1
51.7
54.7
53.3
42.5
40.4
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Gross Profit Margin
95%
90%
85%
80%
75%
70%
65%
60%
89.2%
88.6%
80.1%
84.0%
84.0%
85.0%
84.3%
83.9%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Net Income
US Dollars in millions
60
50
40
30
20
10
0
48.3
51.1
19.7
42.5
33.9
34.0
29.0
29.0
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

Net Income Margin
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
71.8%
69.5%
50.6%
82.2%
62.1%
63.7%
68.1%
71.7%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09

© 2010 Giant Interactive Group, Inc. All Rights Reserved
7

Q4 2009 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q4 2009 US$	Q4 2009 RMB	Q3 2009 RMB	Q-o-Q %	Q4 2008 RMB	Y-o-Y %	Margins
Total Net Revenue	40.4	276.0	290.2	-4.9%	353.1	-21.8%	
Cost of Services	6.5	44.4	45.4	-2.2%	56.7	-21.6%	
Gross Profit	33.9	231.6	244.8	-5.4%	296.5	-21.9%	83.9%
Operating Expenses	8.2	55.8	53.1	5.0%	82.9	-32.7%	
Income from Operations	25.8	175.8	191.6	-8.3%	213.6	-17.7%	63.7%
Net Income Attributable to the Company's Shareholders	29.0	197.8	197.7	0.0%	290.3	-31.9%	71.7%
Basic EPS (RMB)		0.87	0.87	0.0%	1.26	-31.0%	
Diluted EPS (RMB)		0.85	0.84	1.2%	1.23	-30.9%	

			Q3 2009 US$	Q-o-Q %	Q4 2008 US$	Y-o-Y %	
Basic EPS (US$)	0.13		0.13	0.0%	0.18	-27.8%	
Diluted EPS (US$)	0.12		0.12	0.0%	0.18	-33.3%	

© 2010 Giant Interactive Group, Inc. All Rights Reserved

8

FY2009 Key Financial Highlights

GIANT

(In millions, except EPS data)	FY2009 US$	FY2009 RMB	FY2008 RMB	Y-o-Y %	Margins
Total Net Revenue	191.0	1,303.8	1,594.7	-18.2%	
Cost of Services	29.9	204.1	217.9	-6.3%	
Gross Profit	161.1	1,099.8	1,376.8	-20.1%	84.3%
Operating Expenses	39.0	265.9	408.8	-35.0%	
Income from Operations	122.2	833.8	968.0	-13.9%	64.0%
Net Income Attributable to the Company's Shareholders	125.9	859.3	1,113.6	-22.8%	65.9%
Basic EPS (RMB)		3.80	4.65	-18.3%	
Diluted EPS (RMB)		3.67	4.49	-18.3%	

	FY2009 US$	FY2009 RMB	FY2008 US$	Y-o-Y %	
Basic EPS (US$)	0.56		0.68	-17.6%	
Diluted EPS (US$)	0.54		0.66	-18.2%	

© 2010 Giant Interactive Group, Inc. All Rights Reserved
9

Strong Balance Sheet

(In millions)	Dec 31, 2009 US$	Dec 31, 2009 RMB	Sept 30, 2009 RMB	Dec 31, 2008 RMB
Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments	791.0	5,399.2	5,179.4	5,068.1
Current Assets	747.6	5,103.0	4,834.8	5,236.1
Total Assets	945.3	6,452.7	6,213.0	6,002.4
Current Liabilities	80.2	547.4	496.1	629.3
Total Liabilities	80.3	547.9	496.1	629.3
Shareholders' Equity	863.9	5,897.2	5,712.0	5,373.1
Non-controlling Interest	1.1	7.6	4.9	0
Total Liability and Equity	945.3	6,452.7	6,213.0	6,002.4

© 2010 Giant Interactive Group, Inc. All Rights Reserved

10

Operational Updates

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Milestones	Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs introduced since launch • Monetization restructuring in 3Q08 • Now also available in Vietnam and Russia	Continuous refinement of in-game tasks, skill systems, maps, etc; recovery of key performance metrics in 4Q09
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty	Added new shards to simplify game experiences in 4Q09
ZT Online Green	• Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New maps, skills, items, and other game features	Surpassed 300,000 PCU during closed beta testing and joint operation with Tencent in 4Q09, open beta testing currently planned for end of 1Q10
ZT Online II	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting gamers of different spending habits to attract more players • Basic game design completed with enhanced graphics, sound effects, # of professions, animation, etc.	Engineering testing to begin at the end of 2Q10

© 2010 Giant Interactive Group, Inc. All Rights Reserved
12

A Growing Product Portfolio

GIANT

Games	Game History and Milestones	Initiatives
Giant Online	• Open beta testing launched at end of 1Q08 • Introduced parenthood and a robotic pet system in 4Q09	Further optimization of state system for gamers preference
My Sweetie	• Part of our Win@Giant program from 1Q09 • 2.5D free-to-play casual MMORPG involving virtual pets	Continuous updating and developing a new version featuring combat
King of Kings III	• GA acquired rights to operate in China in 2007 • Under limited closed beta testing with enhanced content and features in 4Q09	Open beta testing planned in 2Q10
XT Online	• Part of our Win@Giant program from 2Q09 • 2.5D ancient Chinese martial arts MMORPG • Continuous refinement of interactivity and economic system under the limited beta testing in 4Q09	Ultimate limited closed beta testing with new content and larger scale of gamers in 1Q10
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • Under limited closed beta testing with persistent account and monetization features in 4Q09	Revised version with further enhancement planned in 1Q10
Dragon Soul	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan • Self-developed 3D engine • Developing in-depth PVP gameplay for state battle system and improving server capacity in 4Q09	Closed beta testing planned in 3Q10
Allods Online	• GA acquired exclusive rights to operate in China in 2010 • Award-winning Russian 3D free-to-play fantasy MMORPG game with a science fiction twist	Localize and tailor the game to Chinese gamers in late 2010

© 2010 Giant Interactive Group, Inc. All Rights Reserved
13

Q4 2009 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q4'09

- Over 370 liaison offices
- 1550 dedicated liaison personnel
- Over 290 distributors
- 116,500 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

Maximize Player Awareness and Game Recognition to Improve Penetration

© 2010 Giant Interactive Group, Inc. All Rights Reserved
14

Business Outlook

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

1. **Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles**

2. **Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base**

3. **Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments**

© 2010 Giant Interactive Group, Inc. All Rights Reserved

16

Expanding into New Genres of Online Gaming

- Goal: capture gamers with a broader array of preferences
- Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

Existing Genres of Giant Games	Expanding into new genres with the help of **Win@Giant**
Hardcore, combat-centric PK MMORPGs ***ZT Online*** **and** ***Giant Online***	**Hardcore, combat-centric PK MMORPGs** ***ZT Online, Giant Online, King of Kings III, XT Online, ZT Online II, Dragon Soul,*** **and** ***Allods Online*** **Casual MMORPGs** ***My Sweetie*** **Web Games** ***The Golden Land***

© 2010 Giant Interactive Group, Inc. All Rights Reserved
17

Near-term Expectation

GIANT

1. Supported by a strengthening of the core game *ZT Online* and expected contributions from new games such as *ZT Online Green Edition*, the Company expects to see a return to sustainable top-line growth in 1Q2010

2. The Company does not expect profit to move in-line with revenues due to expected reductions in contribution from certain non-operating factors such as financial incentives

© 2010 Giant Interactive Group, Inc. All Rights Reserved
18